

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Richard S. Sokolov
SPG SpinCo Subsidiary Inc.
225 West Washington Street
Indianapolis, Indiana 46204

> **Re: SPG SpinCo Subsidiary Inc.**
> **Registration Statement on Form 10-12(b)**
> **Filed December 24, 2013**
> **File No. 001-36252**

Dear Mr. Sokolov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement of SPG SpinCo Subsidiary Inc.

General

1.   Please provide us provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion on page 2 of your low leverage guidelines relative to your peers. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

3.   We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year taxable year that includes the distribution. Please tell us whether you have an opinion of counsel to this effect.

Information Statement Summary

Our Company, page 1

4.   We note that your anticipated portfolio is located in 23 states. Please expand your disclosure here or elsewhere to discuss whether the company plans to target specific geographic regions for future acquisitions.

5.   We note your disclosure that SpinCo's support functions will be provided by SPG on a transitional basis. Please disclose in the summary the initial term for these arrangements.

Company Strategies, page 4

The Separation

Structure and Formation of SpinCo, page 9

6.   Please revise here and later in the background subpart under The Separation heading on page 97 to discuss fully all of the mechanics and terms of the separation. For instance, explain how the properties will be appropriated to the company.

SpinCo's Post-Separation Relationship with SPG, page 10

7.   Please supplement your disclosure in this section to discuss with more specificity all fees and expenses to be paid by the company to SPG and/or its affiliates.

8.   Please confirm that you will update your disclosure in future amendments to reflect whether you have obtained the consents referenced in this section.

Reasons for the Separation, page 10

Establish SpinCo as a separate company with a greater ability to focus on and grow its business, page 10

9.   Please expand to discuss the specific reasons for the spin-off in greater detail. For instance, we note your earlier disclosure regarding the transfer of certain "smaller

enclosed malls" in connection with the spin-off. Please describe the distinctions between the predecessor entity and the new company, including "differing" objectives, leverage strategies, etc. We may have further comment.

10.   We note your disclosure that the separation will enable SpinCo to respond more effectively to the unique requirements of its business. Please discuss in greater detail these unique business requirements.

Risks Associated with SpinCo's Business and the Separation, page 11

11.   Please include a risk factor to highlight that no market currently exists for the SpinCo shares.

12.   Please update the fourth bulleted item in this section to better discuss the attending risks to your acquisition/expansion/re-development strategies.

13.   Please update the eighth bulleted item to specifically quantify your debt obligations upon consummation of the spin off.

14.   Please include a risk factor to clarify, if true, that SPG may direct investment opportunities away from you.

15.   Please update the ninth bullet point to clarify that the officers of SPG face competing demands on its time in discharging duties to your predecessor.

16.   Please also include disclosure to reflect, if true, that your management arrangements will not be negotiated at arm's length and discuss the attending risks.

17.   We note your anticipated leverage levels. Please include risk factor disclosure to discuss charter restrictions on your leverage, if any.

Dividend Policy, page 45

18.   We note that you anticipate an annual dividend for the first year following the separation and distribution of at least $0.50 per share. Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend. Please also identify the potential sources for distributions.

Unaudited Pro Forma Combined Financial Statements, page 49

19.   We note your presentation of SPG equity on page 52 and 46. Please tell us what
        consideration you gave to presenting pro forma information reflecting the impact of the
        spin-off on SpinCo's capital structure.

20.   We note your disclosure in the second paragraph on page F-10 that the common units in
        SpinCo L.P. will be redeemable by their holders for cash or, at SpinCo's option, for
        SpinCo common shares on a one-for-one basis. Please tell us how SpinCo will reflect
        these units in its pro forma financial statements and tell us the authoritative literature
        upon which you relied and how it supports your accounting treatment.

21.   We note adjustment A on page 53 relating to the service agreements with SPG. Please tell
        us how you estimated the amount of the incremental charges for the services that are
        based on an hourly or per transaction fee arrangement and the pass-through of out-of-
        pocket costs. Tell us how these adjustments are factually supportable under Rule 11-02 of
        Regulation S-X.

22.   Please revise to clarify whether adjustment B for interest expense relates to the new loan
        issuance disclosed in adjustment D.

23.   With respect to the additional debt given effect in the pro forma financial statements,
        please clarify whether this assumption is based on a firm commitment from lender. If
        not, explain how this assumption is factually supportable. Also, if actual interest rate can
        vary from those depicted, please disclose the effect on income of 1/8 percent variance in
        interest rate.

24.   We note your disclosure on page 100 that the distribution is subject to the incurrence of at
        least $1.0 billion of new indebtedness by SpinCo L.P. Please tell and disclose how your
        pro forma financial statements reflect this indebtedness and your basis thereof.

25.   We note your disclosure on page 9 that in connection with the separation, SpinCo L.P.
        plans to make cash distributions of at least $1 billion in the aggregate to Simon Property
        Group, L.P. Please tell and disclose how your pro forma financial statements reflect this
        cash distribution and your basis thereof.

26.   We note adjustment C on page 53 relating to the number of shares used in calculating pro
        forma earnings per share. Please tell us and disclose the reason for using SPG's weighted
        average number of shares outstanding during the periods presented rather than the
        number of SPG's outstanding shares as of the end of the end of the most recent balance
        sheet presented.

27.   We may have further comments once you provide completed pro forma financial statements and related adjustments. Please provide completed pro forma financial statements in your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

28.   Please confirm that you plan to provide disclosure regarding the compensation paid to SPG in future Exchange Act periodic reports.

Portfolio Data, page 55

29.   Please provide period to period changes in same store performance that addresses the relative impact of rent rate changes. Also when discussing same store, please explain in more detail properties that are excluded such as those in expansion, downsizing and relocation and disclose how many properties are removed from the pool.

Liquidity and Capital Resources, page 59

30.   We note your disclosure in this section that you plan on entering into a revolving credit facility concurrently with the separation and distribution. Please disclose whether you have entered into any preliminary discussions for such loan arrangement and provide a copy of any term sheet or letter of intent.

Financing and Debt

Covenants, page 60

31.   We note that you are currently in compliance with all covenants and your general discussion of how failure to comply could impact your current business. Please also include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your uses.

Development Activity, page 61

32.   Please discuss each material development including the anticipated completion date, scope of development, costs incurred to date and budgeted costs. If the company will hold material land, please disclose and discuss the amount of development the land could support.

Capital Expenditures, page 62

33.   In your next amendment, please describe the reasons for significant changes in types of capital expenditures and significant changes in capital expenditures overall. In addition, please include a discussion of expectations for the future and discuss the impacts of significant changes in capital expenditures from year to year and the impact on earnings.

34.   In addition please include the amount of soft costs (i.e., payroll costs, interest expense, etc.) capitalized for each year that are included in the table of capital expenditures below the table.

Combined Financial Statements - SPG Businesses

Note 2. Basis of Presentation and Combination, page F-11

35.   Please expand your disclosure to disclose the method you used to allocate the proportion of costs estimated to be applicable to SPG Businesses. See SAB 1.B.1 for reference.

Note 4. Real Estate Acquisitions

2011 Acquisitions, page F-17

36.   Please tell us and disclose how the financial statements of SPG Businesses reflect the investment in the joint venture before its dissolution and distribution of properties previously held within the joint venture.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief